Exhibit (a)(1)(C)

To:	Eligible Holders

From:	Lisa DiPaolo

Subject: Launch of Karyopharm One-Time Stock Option Exchange Program

All,

As a follow-up to my email from April 8, 2024, I’m pleased to announce that today we are formally launching a voluntary one-time stock option exchange program for eligible employees following stockholder approval of this important compensation program on May 29, 2024.

At a high level, as part of the stock option exchange program:

•	You can exchange some, all or none of your eligible stock options for new restricted stock units (RSU) between now and July 18, 2024, the anticipated program end date.

•	If you elect to participate in the exchange program, the number of new RSU awards that you are granted will be based on an exchange ratio recently approved by our Board of Directors.

•

Any new RSU award will vest with respect to 50% of the award on the one-year anniversary of the new RSU grant date (currently expected to be July 19, 2024) and with respect to the remaining 50% of the award on the eighteen (18) month anniversary of the new RSU grant date, subject to continued service through the applicable vesting date.

•	If you choose not to exchange any options, those options will remain outstanding and will continue to be subject to the same terms and conditions as they are today.

Later today, you will receive an email from Infinite Equity (info@mail.infiniteequity.com), our third-party vendor, with information that explains the option exchange program in greater detail, including its potential benefits and risks, and the steps you will need to take if you choose to participate. The email will also contain a link to the Option Exchange website (www.myoptionexchange.com) with reference materials and tools you can utilize to help make your decision. You should have already received invitations to virtual information sessions, where the option exchange program will be discussed in more detail. Please review all materials carefully and weigh your decision with care.

I want to reiterate that this is an entirely voluntary program. Karyopharm cannot make a recommendation to you about whether or not to participate. We strongly encourage you to consult your personal financial, legal and/or tax advisors as part of your decision-making process. In addition, please note that the new RSU awards may decline in value, and that the past and current market prices of our common stock may provide little or no basis for predicting what the market price of our common stock will be at any time in the future. While we don’t have plans to do so, we do have the right to terminate or amend the option exchange program for a variety of reasons and we will let you know if that happens.

Please take the time to carefully review the information and instructions that you will receive. If you have questions about the offer, please email optionexchange@karyopharm.com.

Thank you,

Lisa

This email is not an offer to exchange any options. There can be no assurance that the option exchange will be implemented even once it has commenced. We have filed a Tender Offer Statement on Schedule TO with the SEC, including materials explaining the precise terms and timing of the program. You should read these materials carefully, because they contain important information about the option exchange. You can also obtain the tender offer statement and other documents filed by Karyopharm with the SEC free of charge from the SEC’s website at www.sec.gov.